FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of July 2011
000-51025
(Commission File Number)

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
(Translation of registrant’s name into English)
22nd Floor, Building No.1,
Capital A Partners, No.20 Gong Ti East Road,
Chaoyang District Beijing 100020,
The People’s Republic of China
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(1); ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7); ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

In June 2011, certain subsidiaries of Ninetowns Internet Technology Group Company Limited (the “Company”) entered into a series of agreements with respect to certain financing arrangements for the “Smarter Town” project to be developed by Huainan Huacheng Estate Co., Ltd. (“Huainan Huacheng”), a wholly-owned indirect subsidiary of the Company. Pursuant to such financing arrangements, Zhongcheng Trust Co., Ltd. (“Zhongcheng”) will issue preferred and ordinary units to certain investors and use the offering proceeds to invest into Huainan Huacheng.

Subscription of Trust Units

In order to finance costs and expenses related to the “Smarter Town” project, Zhongcheng organized and offered the “2011 Zhongcheng Trust Huainan Ninetowns Investment Trust Plan” (the “Investment Trust Plan”) to certain investors. We did not participate in the organization nor the offering of the Investment Trust Plan. The purpose of the Investment Trust Plan is to raise funds for investment into Huainan Huacheng to develop the “Smarter Town” project. Pursuant to the terms of the Investment Trust Plan, Zhongcheng proposed to issue (i) 150,000,000 preferred trust units in consideration of RMB150 million and (ii) 160,000,000 ordinary units in consideration of the assignment of certain creditor’s rights for RMB160 million.

Based on the terms of the Investment Trust Plan, Zhongcheng intends to offer 150,000,000 preferred trust units to certain investors. We will not be involved in such offering.

The trust contemplated in the Investment Trust Plan (the “Trust”) will be established when both of the following conditions are fulfilled:

(1)	Beijing Ninetowns Ports Software and Technology Co., Ltd. (“Ninetowns Ports”), a wholly-owned indirect subsidiary of the Company, has subscribed for all the ordinary trust units in consideration of the assignment of certain creditor’s rights for RMB160 million and has entered into the Trust Agreement and creditor’s rights assignment agreement with Zhongcheng; and

(2)	the preferred trust units are fully subscribed for and less than 50 individual investors subscribed for less than 3 million preferred trust units in the aggregate.

The above conditions were fulfilled on July 16, 2011.

On June 28, 2011, Ninetowns Ports entered into a trust agreement with Zhongcheng (the “Trust Agreement”), pursuant to which Ninetowns Ports subscribed for 160,000,000 ordinary trust units issued by the Investment Trust Plan, in consideration of the assignment to Zhongcheng of Ninetowns Ports’ creditor’s rights relating to the debt of RMB163,125,334 owed by Huainan Huacheng to Ninetowns Ports. If the trust is liquidated, the rights pertaining to ordinary trust units would be subordinated to the rights pertaining to the preferred trust units. Zhongcheng will manage the creditor’s rights for 21 months after the establishment of the Trust, which is the due date of the debt owed by Huainan Huacheng to Ninetowns Ports. Zhongcheng’s management activities include the collection of the repayments from Huainan Huacheng and exercise of the creditor’s rights with respect to related collaterals.

Zhongcheng informed us that the transactions contemplated under the Investment Trust Plan and the Trust Agreement were approved by the Chinese government on July 15, 2011.

Capital Increase Agreement

On June 28, 2011, Zhongcheng entered into a capital increase agreement (the “Capital Increase Agreement”) with Ninetowns Ports and Huainan Ninetowns Suitable Estate Co., Ltd. (“Huainan Ninetowns”), the wholly-owned direct subsidiary of Ninetowns Ports.

Pursuant to the Capital Increase Agreement, Zhongcheng and Ninetowns Ports agreed to increase the registered capital of Huainan Ninetowns by RMB90 million, from RMB10 million to RMB100 million. Zhongcheng will further inject RMB60 million into Huainan Ninetowns’ capital reserve for a total investment of RMB150 million. After the capital increase, 10% of Huainan Ninetowns’ total registered capital will be held by Ninetowns Ports and 90% will be held by Zhongcheng.

Zhongcheng will be entitled to appoint three directors out of five directors serving on the board of Huainan Ninetowns after the capital increase.

In addition, Zhongcheng also agreed to increase the registered capital of Huainan Huacheng from RMB8 millilon to RMB20 million. After Huainan Huacheng’s capital increase, Zhongcheng would be entitled to appoint three directors out of five directors serving on the board of Huainan Huacheng.

Huainan Huacheng is obligated to complete the destruction and relocation work of the “Smarter Town” project by October 31, 2011 and obtain the pre-sale license for such project by December 31, 2012.

Assignment of Creditor’s Rights

On June 28, 2011, Ninetowns Ports, Zhongcheng and Huainan Huacheng entered into a creditor’s rights assignment agreement (the “Assignment Agreement”), pursuant to which Ninetowns Ports assigned to Zhongcheng its creditor’s rights relating to the debt of RMB163,125,334 owed by Huainan Huacheng to Ninetowns Ports.

The debt is due on the date that is 21 months after the establishment of the Trust. Huainan Huacheng will repay the principle and annual interest of 13.125% on the due day. Huainan Huacheng may not pre-repay the debt until after a date that is 12 months after the establishment of the Trust. Huainan Huacheng will mortgage the land use right of 141,083 square meters from the land of “Smarter Town” project in favor of Zhongcheng to secure its creditor’s rights. Huainan Ninetowns will pledge the equity interest it holds in Huainan Huacheng in favor of Zhongcheng to secure its creditor’s rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED

By:	/s/ Tommy S.L. Fork

Name: Title:	Tommy S. L. Fork Chief Financial Officer

Date: July 25, 2011